
03029691

# The Morgan Crucible Company plc

29th August 2003

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


SEC MAIL
RECEIVED
PROCESSING
SEP - 2 2003
WASH. D.C.
188
SECTION

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,



**Elaine Marriner**
**Group Legal Counsel**


PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

Enclosure

communicate RNS

Full Text Announcement

Other Announcements from this Company

| ISSUER | FILE NO. |
|---|---|
| The Morgan Crucible Company plc | 82-3387 |

| | |
|---|---|
| **Company** | Morgan Crucible Co PLC |
| **TIDM** | MGCR |
| **Headline** | Notice of Results |
| **Released** | 10:53 29 Aug 2003 |
| **Number** | 1676P |

29 August 2003

## NOTICE OF INTERIM RESULTS

The Morgan Crucible Company plc (LSE: MGCR) will be announcing its interim results for the six months to 4 July 2003 on Tuesday, 9 September 2003.

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**For further information, please contact:**

**The Morgan Crucible Company plc**
Victoria Gould Tel: +44 (0)1753 837 237
Director of Group Communications

**Finsbury Group**
Charlotte Hepburne-Scott Tel: + 44 (0) 20 7251 3801
Simon Henson

END

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